                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        CORE MOLDING TECHNOLOGIES, INC.
                       (Name of Subject Company (issuer))


              CORE MOLDING TECHNOLOGIES, INC. (OFFEROR AND ISSUER)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                     218683
                      (CUSIP Number of Class of Securities)


                               HERMAN F. DICK, JR.
                              800 MANOR PARK DRIVE
                              COLUMBUS, OHIO 43228
                                 (614) 870-5000

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

-------------------------------------------------------------------------------------------------
             Transaction valuation*                            Amount of filing fee
-------------------------------------------------------------------------------------------------
                   $2,489,438                                       $201.40**
-------------------------------------------------------------------------------------------------

* Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 1,171,500 shares of common stock of Core Molding Technologies, Inc., having a weighted average exercise price of $2.125, will be tendered pursuant to this offer. The amount of the filing fee, calculated as $80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid:      $201.40
                                              --------------------------

                      Form or Registration No.:    Schedule TO
                                                ------------------------

                      Filing Party:         Core Molding Technologies, Inc.
                                    --------------------------------------------

                      Date Filed:           June 6, 2003
                                  --------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Final Amendment to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on June 6, 2003, as thereby amended June 27, 2003, reports the final results of the offer (the "Offer") by Core Molding Technologies, Inc., a Delaware corporation (the "Company"), to acquire all outstanding options to purchase shares of the Company's common stock, par value $0.01 per share, and in return grant to those individuals who accept the Company's offer new stock options for 95% of the number of shares covered by their existing stock options carrying an option price equal to the greater of
(i) $1.70 per share or (ii) the market price of the Company's common stock at the time of the grant of the new options, on the terms and subject to the conditions set forth in the Offer to Acquire All Outstanding Stock Options For New Stock Options, as amended, and the related Letter of Transmittal, as amended.

        The Offer expired at 5:00 p.m., Eastern time, on July 31, 2003. Pursuant to the Offer, options to purchase 978,000 shares of the Company's common stock were tendered to the Company, representing 83.6% of the total number of outstanding options eligible for tender. Subject to the terms and conditions of the Offer, the Company will grant, as soon as practicable after the passage of six months from the date on which the tendered options are cancelled, new options to purchase an aggregate of 929,100 shares of the Company's common stock at an option price equal to the greater of (i) $1.70 per share or (ii) the market price of the Company's common stock at the time of the grant of the new options.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CORE MOLDING TECHNOLOGIES, INC.



                                     By: /s/ Herman F. Dick, Jr.
                                         ---------------------------------------
                                            Herman F. Dick, Jr., Treasurer and
                                            Chief Financial Officer

Dated: August 4, 2003




                                       3